Filed Pursuant to Rule 433

Registration No. 333-134553

FX Range Note
(“6-Month EUR/USD Range Note”)	Final Terms and Conditions
100% Principal-Protected	October 18, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate).  The investor will receive a return of 6.0% on the Maturity Date (equivalent to a 12.0% per annum return) if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Dateas observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.  If the Reference Exchange rate trades outside the Reference Range (or on either of the Reference Range boundaries) on any day from and including 10:00 a.m. EST on the Start Date, to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System, then the investor would receive zero return on the notes.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 10,000,000

Issue Price	100%

Principal Protection	100%

Trade Date	October 20, 2006

Issue Date	October 27, 2006

Start Date	October 20, 2006

End Date	April 20, 2007

Maturity Date	April 27, 2007

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Range Initial Fixing (RIF)	1.2517, the Reference Exchange Rate observed on the Start Date in accordance with the Settlement

Rate Option

Reference Range	From and including the Range Lower Boundary to and including the Range Upper Boundary

Range Lower Boundary	1.1917 (RIF- 0.0600)

Range Upper Boundary	1.3117 (RIF+ 0.0600)

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of each note multiplied by:

6.0%

if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date,as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

0%

if the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary) on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System

Settlement Rate Option and Valuation Business Day:

Reference
Currency	Screen Reference	Valuation Business Day
EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate first trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

(B)   the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate first trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day.  If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate for such day will be a daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS Spot Dealing System.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	52517PN31

	ISIN:	US52517PN316

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes,and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federalincome tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, andcharacter of income with respect to the notes.

Because the amount payable at maturity is not fixed, it is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the noteswould be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity islikely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, exceptpossibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the propertreatment of amounts paid in respect of the notes.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from the week ending October 12, 2003 to the week ending October 15, 2006, using historical data obtained from Reuters.   The historical dataon EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what thevalue of the notes may be. In addition, the Additional Amount payable on the Maturity Date is determined based on individual trades fallingstrictly within the particular reference range over the period from and including 10:00 am EST on the Start Date to but excluding 10:00 amEST on the End Date, as observed on the continuous trading EBS Spot Dealing System. Individual trades over the course of time will vary higher and lower, respectfully, than the weekly exchange rates listed in the following chart. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesserthan those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range between the Start Date and End Date. The Range Initial Fixing (1.2517) was determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, the Range Lower Boundary (1.1917) was set on on the Start Date at the Range Initial Fixing — 0.0600, and Range Upper Boundary (1.3117) was set on the Start Date at the Range Initial Fixing + 0.0600, a total range width of 0.1200. The Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date) was also set on the Start Date at 6.0% of the principal amount of the notes. The hypothetical EUR/USD trading range has been chosen arbitrarily for the purpose of this example, is not associated with Lehman Brothers research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate.

For example, if the EUR/USD exchange rate on the EBS Spot Dealing System was to trade strictly between 1.1917 and 1.3117 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 106.0% of the principal amount of notes held by that investor (a return of 6.0%).  However, if the EUR/USD exchange rate on the EBS Spot Dealing System was to trade, for example, between 1.1600 and 1.2600, or between 1.2500 and 1.3600, during the relevant period (i.e., at some point during the relevant period trades at or below the applicable Range Lower Boundary or at or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.